Vf 8-5-02

Rec'd 7/18/02

02023476

STATES
IANGE COMMISSION
D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
~~8-1800~~ 8-15313

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mutual Service Corporation

RECD S.E.C.
JUL 1 8 2002
535

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Australian Avenue South, Suite 1800
(No. and Street)

West Palm Beach (City) FL (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Poff, Jr. (561) 835-4100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 East Las Olas Blvd. , Suite 1400, Fort Lauderdale, Fort Lauderdale, FL 33301
(Address) (City) (State) (Zip Code)

PROCESSED
AUG 0 7 2002
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Vf 8-5-02

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, John Poff, swear that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedule pertaining to Mutual Service Corporation and subsidiaries (the "Company") for the years ended December 31, 2001 and 2000 are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature   02/19/02 Date

President, Chief Financial Officer,
Chief Operating Officer and Treasurer
Title

Subscribed and sworn to before me this 19th day of February, 2002.

Patricia Starke
Notary Public

NOTARY PUBLIC STATE OF FLORIDA
PATRICIA STARKE
MY COMMISSION # DD 025665
EXPIRES: August 10, 2005
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1400
200 East Las Olas Boulevard
Fort Lauderdale, Florida 33301-2248

Tel: (954) 728-3800
Fax: (954) 728-3838
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Mutual Service Corporation:

We have audited the following consolidated financial statements of Mutual Service Corporation and subsidiaries (the "Company") for the years ended December 31, 2001 and 2000, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

The supplemental schedule is the responsibility of the Company's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 8, 2002

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Cash and cash equivalents	$ 29,280,167	$ 25,115,064
Restricted cash	53,154	53,154
Accounts receivable	4,242,884	6,207,523
Property, net	1,403,022	1,438,224
Costs in excess of net assets acquired, net of accumulated amortization of $6,168,964 and $5,658,218 as of December 31, 2001 and 2000, respectively	11,673,064	12,183,810
Other assets	2,072,208	2,142,537
TOTAL	$ 48,724,499	$ 47,140,312

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$ 6,150,348	$ 5,692,013
Accounts payable	3,318,869	1,971,197
Accrued liabilities	1,765,152	2,680,351
Deferred revenue	737,990	870,212
Income taxes due to affiliates	3,777,267	667,162
Total liabilities	15,749,626	11,880,935
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value; 50,000 shares authorized; 2,280 issued and outstanding	2,280	2,280
Additional paid-in capital	15,987,784	15,987,784
Retained earnings	16,984,809	19,269,313
Total stockholder's equity	32,974,873	35,259,377
TOTAL	$ 48,724,499	$ 47,140,312

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUE:		
Commissions and fees:		
Variable products	$ 78,161,208	$ 149,215,419
Mutual funds	63,956,815	78,149,054
Introducing broker	29,101,083	35,191,094
Direct participation	2,293,539	1,185,311
Total commissions and fees	173,512,645	263,740,878
Interest and dividends	1,065,556	848,308
Other revenue	4,681,210	5,067,108
Total revenue	179,259,411	269,656,294
OPERATING EXPENSES:		
Commissions	148,982,003	232,908,310
Employee compensation and benefits	9,383,934	9,076,175
General and administrative	5,900,965	6,656,041
Rent and other facility expenses	1,189,449	1,211,455
Registration fees	951,157	891,002
Depreciation	854,115	888,482
Professional services	626,650	472,446
Amortization	510,746	510,746
Total operating expenses	168,399,019	252,614,657
INCOME BEFORE PROVISION FOR INCOME TAXES	10,860,392	17,041,637
PROVISION FOR INCOME TAXES	4,394,896	6,875,870
NET INCOME	$ 6,465,496	$ 10,165,767

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CHANGES IN CONSOLIDATED STOCKHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
BALANCES, DECEMBER 31, 1999	2,280	$ 2,280	$ 15,987,784	$ 14,103,546	$ 30,093,610
Net income				10,165,767	10,165,767
Dividends to parent				(5,000,000)	(5,000,000)
BALANCES, DECEMBER 31, 2000	2,280	2,280	15,987,784	19,269,313	35,259,377
Net income				6,465,496	6,465,496
Dividends to parent				(8,750,000)	(8,750,000)
BALANCES, DECEMBER 31, 2001	2,280	$ 2,280	$ 15,987,784	$ 16,984,809	$ 32,974,873

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 6,465,496	$ 10,165,767
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Depreciation and amortization	1,364,861	1,399,229
Loss on disposal of assets		291,686
Deferred tax asset, net	51,512	9,678
Changes in assets and liabilities:		
Accounts receivable	1,964,639	(1,780,364)
Other assets	18,817	229,013
Accounts payable	304,736	247,451
Commissions payable	458,335	1,934,763
Accrued liabilities	(915,199)	131,199
Deferred revenue	(132,222)	(11,721)
Income taxes due to affiliates	3,110,105	167,903
Net cash flows provided by operating activities	12,691,080	12,784,604
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property	(775,977)	(612,082)
Net cash flows used in investing activities	(775,977)	(612,082)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid to parent	(7,750,000)	(5,000,000)
Net cash flows used in financing activities	(7,750,000)	(5,000,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,165,103	7,172,522
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	25,115,064	17,942,542
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 29,280,167	$ 25,115,064
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - Cash paid for income taxes, net	$ 1,844,613	$ 6,826,648
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY - Dividend payable	$ 1,000,000	$ -

See notes to consolidated financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Mutual Service Corporation ("MSC"), a Michigan Corporation, was incorporated in 1969. MSC is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers ("NASD"). MSC and Subsidiaries (the "Company") serves a network of independent financial advisors in over 845 branches throughout each of the 50 states. The Company engages in the brokerage of mutual funds, life insurance, annuities, stocks and bonds. At December 31, 2001, the Company owned 100% of the outstanding stock of Advisors' Mutual Service Center, Inc. and Titan Value Equities Group, LLC.

The Company is an indirect subsidiary of Pacific Life Insurance Company ("Pacific Life"). The Company's immediate parent is Pacific Select Distributors, Inc. ("PSD"), a wholly-owned subsidiary of Pacific Life. Pacific Life's immediate parent is Pacific LifeCorp.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents - Cash and cash equivalents include all highly-liquid investments purchased with a maturity of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Accounts Receivable and Commissions Payable - Accounts receivable primarily represents commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments - The carrying amount of accounts receivable, commissions payable, accounts payable, accrued liabilities, deferred revenue, and income taxes due to affiliates approximates fair value due to the short maturity of those instruments.

Property - Property is carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements.

Costs in Excess of Net Assets Acquired - Costs in excess of net assets acquired are being amortized on a straight-line basis over periods ranging from 20 to 40 years from the original acquisition date. In accordance with recent accounting pronouncements, the Company will periodically access goodwill for impairment beginning in fiscal year 2002.

No. 133, and supplemented by implementation guidance issued by the FASB's Derivatives Implementation Group. SFAS No. 133 requires, among other things, that all derivatives be recognized as either assets or liabilities and measured at estimated fair value. The corresponding derivative gains and losses are reported based upon the hedge relationship, if such a relationship exists. Changes in the estimated fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS No. 133 are reported in income. SFAS No. 138 made certain changes to the hedging provision of SFAS No. 133. Adoption of SFAS No. 133, as amended, did not have a material impact on the Company's consolidated financial statements.

Effective April 1, 2001, the Company adopted the requirements of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of SFAS No. 125*. SFAS No. 140 revises those standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of Statement No. 125's provisions without reconsideration. Adoption of SFAS No. 140, as amended, did not have a material impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141, which was effective July 1, 2001 for any business combinations entered into subsequent to June 30, 2001, requires the purchase method of accounting and separate recognition of intangible assets apart from goodwill if such intangible assets meet certain criteria. SFAS No. 142, effective for fiscal years beginning after December 15, 2001, requires that ratable amortization of goodwill be replaced with periodic impairment tests of the goodwill asset and that intangible assets, other than goodwill, should be amortized over their useful lives. Amortization of goodwill was $510,746 for the years ended December 31, 2001 and 2000. The Company has not yet finalized the quantification of the impact, if any, on its consolidated financial statements of applying the new requirements of SFAS No. 142.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company has not yet finalized the quantification of the impact, if any, on its consolidated financial statements of applying the new requirements of SFAS No. 144.

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain amounts in the 2000 consolidated financial statements have been reclassified to conform with 2001 classifications.

3. RESTRICTED CASH

As of December 31, 2001 and 2000, NSC was required to segregate cash of $53,154 in a special reserve bank account for the exclusive benefit of customers. This amount was in excess of that prescribed by the Customer Protection Rule (Rule 15c3-3) of the Securities and Exchange Commission.

4. PROPERTY

Property is comprised of the following at December 31:

	2001	2000
Machinery and equipment	$ 3,526,771	$ 2,974,970
Furniture and fixtures	1,353,705	1,116,057
Computer system	390,463	390,463
Leasehold improvements	355,765	326,301
Automobile	21,071	21,071
Total	5,647,775	4,828,862
Less accumulated depreciation	4,244,753	3,390,638
Property, net	$ 1,403,022	$ 1,438,224

5. EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) defined contribution plan (the "Contribution Plan") that substantially covers all employees and is provided by Pacific Life. Generally, employees (participants) who have one month of continuous employment are eligible to participate in the Contribution Plan. Participants may contribute 2% to 20% of their before-tax commissions or compensation in each pay period. Matching contributions are made in the form of common stock of Pacific LifeCorp through an Employee Stock Ownership Plan of the Contribution Plan and will not exceed 75% of the first 6% of the participant's before-tax contributions up to the Internal Revenue Service maximum allowable amount. The Company contributed $210,827 and $201,329 to the Contribution Plan for the years ended December 31, 2001 and 2000, respectively.

The Company's employees and officers are eligible to participate in a defined benefit employee retirement plan (the "Pension Plan") provided by Pacific Life. During the years ended December 31, 2001 and 2000, the Company's contribution to the Pension Plan was $216,091 and $178,587, respectively.

Certain officers of the Company are eligible to participate in a deferred compensation plan provided by the Company. This plan permits certain employees to defer portions of their compensation and earn interest on the deferred amounts. The interest rate is determined annually. The primary expense, other than compensation related to this plan, is the interest on the deferred compensation. Deferred compensation in the amount of $545,292 and $193,462 has been accrued for this plan as of December 31, 2001 and 2000, respectively, and is included in accounts payable.

6. INCOME TAXES

Included in other assets in the accompanying statements of consolidated financial condition as of December 31 are the following:

	2001	2000
Deferred tax assets (liabilities):		
Reserves and allowances	$ 391,707	$ 391,707
Depreciation	150,534	129,648
Deferred rent	6,091	71,522
Net operating losses	477,295	503,010
Other	(2,192)	(20,940)
Deferred tax asset	1,023,435	1,074,947
Valuation allowance	(245,858)	(245,858)
Deferred tax asset, net	$ 777,577	$ 829,089

The deferred tax asset related to the net operating loss ("NOL") is a future tax benefit that will expire in 2010. The benefit was assumed in MSC's acquisition of Titan Values Equities Group, Inc. Limitations imposed by Section 382 of the Internal Revenue Code limit the amount of NOLs which will be available to offset the Company's future U.S. taxable income. Accordingly, a valuation allowance has been established to offset the NOLs that the Company will be unable to utilize.

The components of the provision for income taxes at December 31 are as follows:

	2001	2000
Current:		
Federal	$ 3,613,685	$ 5,746,192
State	729,699	1,120,000
Total current	4,343,384	6,866,192
Deferred:		
Federal	43,010	(10,567)
State	8,502	20,245
Total deferred	51,512	9,678
Total provision for income taxes	$ 4,394,896	$ 6,875,870

A reconciliation of income taxes at the Federal statutory rate to the provision for income taxes for the years ended December 31, 2001 and 2000 is as follows:

	2001 Amount	%	2000 Amount	%
Statutory Federal rate	$ 3,801,138	35.0 %	$ 5,964,573	35.0 %
State income taxes, net of Federal income tax benefit	479,831	4.4	741,159	4.3
Costs in excess of net assets acquired	174,572	1.6	174,572	1.0
Other	(60,645)	(0.5)	(4,434)	-
Total provision for income taxes and effective tax rate	$ 4,394,896	40.5 %	$ 6,875,870	40.3 %

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, under the most restrictive requirement, the Company had net regulatory capital of $17,327,756, which was $16,277,781 in excess of its required net capital of $1,049,975. At December 31, 2000, under the most restrictive requirement, the Company had net regulatory capital of $19,096,696, which was $18,304,634 in excess of its required net capital of $792,062. At December 31, 2001 and 2000, the Company's ratio of aggregate indebtedness to net capital was .91 and .62, respectively, times its net capital.

8. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has transactions with PSD, Pacific Life, and United Planners Group, Inc., an affiliate and wholly-owned subsidiary of PSD. The more significant transactions are related to commission income and related commission expense from Pacific Life of $35,634,805 and $32,668,801, respectively, for the year ended December 31, 2001. For the year ended December 31, 2000, commission income and related commission expense from Pacific Life was $56,755,662 and $53,294,124, respectively. In addition, Pacific Life processes the Company's payroll. At December 31, 2001 and 2000, the Company had a net payroll liability of $454,051 and $323,649, respectively, due to Pacific Life and is included in accounts payable.

9. COMMITMENTS AND CONTINGENCIES

Litigation - The Company is a defendant in certain lawsuits arising in the ordinary course of business. It is the opinion of management that the amount of losses, if any, resulting from such matters at December 31, 2001 will not be material to the consolidated financial position of the Company. The Company intends to vigorously defend these matters.

Financial Instruments with Off-Balance Sheet Credit Risk - As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through independent clearing agents on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

Operating Leases - The Company entered into a seven-year lease for office space on September 1, 1994, which was subsequently renewed to March 31, 2007. The following are future minimum lease obligations on the Company's office lease:

Year ending December 31:	
2002	$ 937,583
2003	922,907
2004	959,676
2005	1,007,449
2006	1,041,105
Thereafter	262,010
Total	$ 5,130,730

Rent expense was $1,134,677 and $1,104,672 for the years ended December 31, 2001 and 2000, respectively.

* * * * * *

MUTUAL SERVICE CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2001

STOCKHOLDER'S EQUITY	$ 32,974,873
DEDUCT NONALLOWABLE ASSETS:	
Accounts receivable	206,131
Property, net	1,403,022
Costs in excess of net assets acquired, net	11,673,064
Deferred tax asset, net	777,577
Other assets	1,294,631
Total nonallowable assets	15,354,425
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	17,620,448
DEDUCT - HAIRCUTS ON MONEY MARKET FUNDS	292,692
NET CAPITAL	$ 17,327,756
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 6,150,348
Accounts payable	3,318,869
Accrued liabilities	1,765,152
Deferred revenue	737,990
Income taxes due to affiliates	3,777,267
TOTAL AGGREGATE INDEBTEDNESS	$ 15,749,626
CAPITAL REQUIREMENT:	
Minimum requirement (greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 1,049,975
Net capital in excess of requirement	16,277,781
NET CAPITAL	$ 17,327,756
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	91 %